SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [  ]

Check the appropriate box:

[  ]           Preliminary Proxy Statement
[   ]           Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[   ]           Definitive Proxy Statement
[   ]           Definitive Additional Materials
[ X ]	Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12

Federated Income Securities Trust
 (Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]           No fee required.
[   ]           Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.	Title of each class of securities to which transaction applies:

2.	Aggregate number of securities to which transaction applies:

3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4.	Proposed maximum aggregate value of transaction:

5.	Total fee paid:

[   ]           Fee paid previously with preliminary proxy materials.
[ ]
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)           Amount Previously Paid:
____________________________________________________________

2)           Form, Schedule or Registration Statement No.:
____________________________________________________________

3)           Filing Party:
____________________________________________________________

4)           Date Filed:
____________________________________________________________

Filed by:  Federated Income Securities Trust

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:  Prudent Global Income Fund

Commission File No. 811-09120

SCRIPT FOR PROXYLITE

Hello, this is Doug Noland, Portfolio Manager for the Prudent Bear and Prudent Global Income funds.  Your vote is very important to us, and we haven’t heard from you regarding the proposed reorganization. We recently sent you proxy materials, describing the proposal and details on how to vote by mail, by phone, or on the internet.

Please cast your vote with a proxy specialist and address any questions to 866-450-8469.

Your vote will have a direct impact on the outcome of the shareholder meeting.  Please help us avoid additional expenses and vote today!

All of us at Prudent Bear appreciate your cooperation and prompt attention to this matter.